# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A Ordinary Shares, Nominal Value of $0.0001 Per Share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 08/11/2026
Amends the filing with accession number 0001104659-21-112392
Filed by CIK 0001362558
Persons authorized to receive notices and communications: Turner Herbert, Abu Dhabi Investment Authority, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 4150000; Michael Levitt, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, 212 2774000

## Reporting persons
- Abu Dhabi Investment Authority (CIK 0001362558): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 58,170,916; sole dispositive power 0; shared dispositive power 58,170,916; aggregate amount beneficially owned 58,170,916 (23.64% of the class)
  Comment: Item 13 is calculated based on a total of 246,038,922 Class A Ordinary Shares, par value $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the "Issuer"), which the Reporting Persons understand were outstanding as of March 31, 2026, as reported by the Issuer in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2026.
  
  With respect to Item 14, Abu Dhabi Investment Authority ("ADIA") is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (the "Government") as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.
- Platinum Cactus A 2019 Trust: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 58,170,916; sole dispositive power 0; shared dispositive power 58,170,916; aggregate amount beneficially owned 58,170,916 (23.64% of the class)
  Comment: Item 13 is calculated based on a total of 246,038,922 Shares of the Issuer, which the Reporting Persons understand were outstanding as of March 31, 2026, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 31, 2026.
  
  With respect to Item 14, Platinum Cactus A 2019 Trust ("Platinum Cactus") is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement, dated March 28, 2019 between ADIA and Platinum Hawk C 2019 RSC Limited ("Platinum Hawk"). Platinum Hawk is the trustee of Platinum Cactus. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. The Shares are directly held by Platinum Cactus. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Shares.
- Platinum Hawk C 2019 RSC Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 58,170,916; aggregate amount beneficially owned 58,170,916 (23.64% of the class)
  Comment: Item 13 is based on a total of 246,038,922 Shares of the Issuer which the Reporting Persons understand were outstanding as of March 31, 2026, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 31, 2026.
  
  With respect to Item 14, Platinum Hawk is the trustee of Platinum Cactus, which is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement, dated March 28, 2019 between ADIA and Platinum Hawk. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. Platinum Hawk does not have any voting power with respect to the Shares owned by Platinum Cactus, but has the power to make, retain, divest, transfer, sell, convert, vary or transpose of such shares. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Nominal Value of $0.0001 Per Share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment:
This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 2, 2021, as amended and supplemented on August 22, 2023, December 10, 2024, July 3, 2025, October 10, 2025 and December 15, 2025 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D is being filed by the Reporting Persons in relation to the Shares, of the Issuer. The principal executive office of the Issuer is located at C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and supplements Item 2 of the Original Schedule 13D by (i) deleting Schedule 1 and Schedule 2 in their entirety and replacing them with Schedule 1 and Schedule 2 attached hereto and (ii) adding the following:

(d), (e) During the last five years, none of the Reporting Persons or the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On August 11, 2026, Canada Pension Plan Investment Board ("CPPIB") and Sumant Sinha (the "Founder") and together with CPPIB, the "Consortium") and the Issuer entered into a Transaction Agreement (the "Transaction Agreement") providing for the acquisition by the Consortium, subject to the Rollover (as defined below), of all the Shares of the Issuer not held by the Consortium, not held as treasury shares by the Issuer and not Rollover Shares (as defined below), for cash consideration of $7.02 per Share (the "Transaction"). The Transaction is to be effected by means of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme"). Each non-Consortium shareholder may elect to either (i) receive cash consideration for each Share it holds in exchange for transferring its Shares to CPPIB or (ii) elect to retain its Shares (the "Rollover", and any such shares the "Rollover Shares").

Irrevocable Undertaking

In connection with the Transaction, Platinum Cactus entered into a Deed of Irrevocable Undertaking with Dyuity Private Holdings Inc. and Sumant Sinha, dated as of August 11, 2026, pursuant to which Platinum Cactus agreed to, among other things: (i) vote in favor of the Scheme, the Transaction, and the related resolutions (and against any resolution to adjourn the relevant shareholder meetings, amend the Scheme, or which is likely to result in a condition of the Scheme not being fulfilled, impede or frustrate the Scheme, or prevent the Scheme from becoming effective), (ii) in the event that the Transaction is being implemented by way of a takeover offer under Part 28 of the Companies Act of 2006 (an "Offer"), to accept or procure acceptance of such Offer, (iii) validly elect to participate in the Rollover in respect of all of its securities of the Issuer (the "Relevant Securities"), (iv) refrain from disposing of, or dealing in, its Relevant Securities, from acquiring further securities in the Issuer, from entering into third-party arrangements relating to its Relevant Securities, and from taking any action that would restrict its ability to control the exercise of rights attaching to its Relevant Securities, in each case, other than pursuant to the Transaction, and (v) cooperate in the implementation of the reorganization of the Issuer to be undertaken following completion of the Transaction and enter into the related reorganization deed and Shareholders' Agreement (as defined below) to be entered into in connection with the Transaction, and provide reasonable cooperation in connection with obtaining required regulatory clearances (the "Irrevocable Undertaking"). The Irrevocable Undertaking shall lapse and cease to have any effect if:

- the Transaction Agreement has not been executed by all parties thereto on or before 8:00 a.m. (London time) on 12 August 2026, or such later time and date as the Issuer and the Consortium may agree in writing; or
- the Announcement, substantially in the form set out in Annex 3, has not been made on or before 8:00 a.m. (London time) on 12 August 2026, or such later time and date as the Issuer and the Consortium may agree in writing; or
- the Transaction Agreement is terminated by any party thereto prior to the completion of the Scheme or Offer; or
- the Consortium announces that it does not intend to make or proceed with the Transaction, either on the terms set out in the Transaction Agreement and the Announcement or at all; or
- the Scheme lapses or is withdrawn (provided that this shall not apply where the Scheme is withdrawn or lapses solely as a result of the Consortium exercising its right to implement the Acquisition by way of an Offer rather than a Scheme); or
- the Scheme has not become effective by 5:30 p.m. (London time) on the later of (i) March 31, 2027 and (ii) 95 days following the publication of the Scheme Document (as defined in the Irrevocable Undertaking), or such later time or date as the Reporting Persons, the Issuer and the Consortium may agree; or
- any competing offer for the entire issued and to be issued share capital of the Issuer is declared unconditional or, if proceeding by way of a scheme of arrangement, becomes effective in accordance with its terms.

The Irrevocable Undertaking is governed by English law and subject to the exclusive jurisdiction of the English courts. All capitalized terms not defined herein shall have the meanings ascribed to them in the Irrevocable Undertaking.

References to, and descriptions of, the Irrevocable Undertaking in this Schedule 13D are qualified in their entirety by the terms of the Irrevocable Undertaking, a copy of which is attached hereto as Exhibit 99.10 and is incorporated in its entirety into this Item 4.

Form of the Shareholders' Agreement

Concurrently with the execution of the Transaction Agreement, the Consortium has also agreed to a form of shareholders' agreement, which is expected to be entered into at the Effective Time (the "Shareholders' Agreement") by and among the Consortium, Platinum Cactus, JERA Power RN B.V. ("JERA") and the other shareholders of the Issuer (and the applicable affiliates of the foregoing) that will hold the Rollover Shares. The Shareholders' Agreement will govern the ownership and control of the Issuer from and after the Effective Time until the completion of the Reorganization, and RPL, the primary operating subsidiary of the Issuer, from and after the completion of the Reorganization, and will contain other material terms, including the following:

- based on certain Equity Proportion thresholds, Platinum Cactus is entitled to (i) appoint at least one director to the board of directors of the Issuer (the "Board"), (ii) appoint one member of the Finance & Operations Committee and one member of the Strategic Options Committee and (iii) appoint one Board observer;
- Platinum Cactus has a veto right for deviations (i) over 10% from key line items of the approved business plan and (ii) over 20% from the annual budget, subject to Platinum Cactus' Equity Proportion;
- Platinum Cactus has a consultation right over the appointment of the Issuer's Chief Executive Officer, subject to Platinum Cactus' Equity Proportion;
- Platinum Cactus' consent is required to approve matters requiring the consent of investors holding (i) an aggregate Equity Proportion of 95% or more ("Investor Super Majority Matters") and (ii) an aggregate Equity Proportion of 87.6% or more ("Investor Majority Matters"). Investor Majority Matters include, among other things, entering into mergers and acquisitions above US$250 million, disposals or encumbrances above US$250 million, and certain restructuring activities. Super Majority Investor Matters include, among other things, materially adverse and non-pro-rata changes to share capital, materially adverse constitutional amendments, changes to rights attaching to shareholder instruments, winding-up and certain non-arm's-length related-party transactions; and
- Platinum Cactus is entitled to certain information rights depending on Platinum Cactus' Equity Proportion.

The Shareholders' Agreement is governed by English law and subject to the exclusive jurisdiction of the English courts. All capitalized terms not defined herein shall have the meanings ascribed to them in the Shareholders' Agreement.

The Transaction will be subject to receipt of necessary regulatory approvals and approvals required by the UK Companies Act 2006 in respect of the proposed Scheme, as well as other closing conditions to be agreed in the definitive agreement for the Transaction.

Platinum Cactus does not intend to update this Schedule 13D to reflect developments relating to the Transaction except to the extent required by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Pursuant to Section 13(d) of the Act, by virtue of the Irrevocable Undertaking described in this Schedule 13D, the Reporting Persons may be deemed to be a member of a "group" with CPPIB, the Founder and JERA. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB, the Founder and JERA, their affiliates or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons beneficially own any Shares that are beneficially owned by CPPIB, the Founder and JERA, their affiliates or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person(s).

In the aggregate, the Reporting Persons, CPPIB, the Founder and JERA may be deemed to beneficially own 221,779,159 Shares. Based on an aggregate of 317,381,305 Shares, comprised of (i) 246,038,922 Shares outstanding as of March 31, 2026, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2026, (ii) 12,345,678 Shares that would have been issued to CPPIB if the Reporting Person had exchanged its existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (iii) 11,437,723 Shares that would have been issued to the Founder and his affiliates if the Founder and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289 and (iv) 47,558,982 Shares issuable to the Founder upon the exercise of options held by the Founder that were exercisable within 60 days from the date hereof, the Reporting Person, CPPIB, the Founder, and JERA may be deemed to beneficially own approximately 69.9% of the outstanding Shares. However, the Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by CPPIB, the Founder and JERA, their affiliates or any other reporting person(s). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person beneficially owns any Shares that are beneficially owned by CPPIB, the Founder and JERA, their affiliates or any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedule 13D filed by CPPIB, the Founder, JERA, their affiliates or any other reporting person(s).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as follows:

99.1 Joint Filing Agreement, dated September 2, 2021, among the Abu Dhabi Investment Authority, The Platinum Cactus A 2019 Trust and Platinum Hawk C 2019 RSC Limited (incorporated by reference to the Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 2, 2021)

99.2 Registration Rights, Coordination and Put Option Agreement (incorporated by reference to the Registration Rights Agreement filed as Exhibit 4.4 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.3 Shareholders Agreement (incorporated by reference to the Shareholders Agreement filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.4 Amendment to ReNew Global Shareholders Agreement dated July 17, 2023 (executed on July 24, 2023) (incorporated by reference to the Amendment to ReNew Global's Shareholders Agreement filed as Exhibit 4.17 to the Annual Report on Form 20-F filed by ReNew Energy Global plc on July 31, 2023)

99.5 Proposal, dated December 10, 2024, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha (incorporated by reference to the Proposal filed as Exhibit 99.5 to the Amendment No.2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 10, 2024)

99.6 Consortium Bid Conduct Agreement, dated December 10, 2024, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha (incorporated by reference to the Consortium Bid Conduct Agreement filed as Exhibit 99.6 to the Amendment No.2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 10, 2024)

99.7 Revised Proposal, dated July 2, 2025, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha (incorporated by reference to the Revised Proposal, dated July 2, 2025, filed as Exhibit 99.7 to the Amendment No.3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on July 3, 2025)

99.8 Amendment No. 1 to Consortium Bid Conduct Agreement, dated July 3, 2025, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha (incorporated by reference to the Amendment No. 1 to Consortium Bid Conduct Agreement, dated July 3, 2025, filed as Exhibit 99.8 to the Amendment No.3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on July 3, 2025)

99.9 Revised Proposal, dated October 10, 2025, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha

99.10 Deed of Irrevocable Undertaking*+

*Filed herewith
+Certain attachments to this exhibit have been omitted pursuant to SEC rules. The Reporting Persons agree to furnish supplementally a copy of any omitted attachments to the SEC upon request.

## Signatures
- Abu Dhabi Investment Authority: /s/ Khadem AlRemeithi, Khadem AlRemeithi / Authorized Signatory (08/11/2026)
- Abu Dhabi Investment Authority: /s/ Sultan Dhaheri, Sultan Dhaheri / Authorized Signatory (08/11/2026)
- Platinum Cactus A 2019 Trust: /s/ Suhail Al Dhaheri, Suhail Al Dhaheri / Authorized Signatory (08/11/2026)
- Platinum Cactus A 2019 Trust: /s/ Mamoun Jamai, Mamoun Jamai / Authorized Signatory (08/11/2026)
- Platinum Hawk C 2019 RSC Limited: /s/ Suhail Al Dhaheri, Suhail Al Dhaheri / Authorized Signatory (08/11/2026)
- Platinum Hawk C 2019 RSC Limited: /s/ Mamoun Jamai, Mamoun Jamai / Authorized Signatory (08/11/2026)